Exhibit 99.8

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on November 19, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Mountain Time, on November 17, 2010.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Go to the following web site:
   www.investorvote.com

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER
20SE10131.E.SEDAR/000001/000001/i

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Appointment of Proxyholder

I/We, being holder(s) of Titan Trading Analytics Inc. hereby appoint: John Coulter, or failing him, Michael Gossland,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Titan Trading Analytics Inc. to be held at Unit 120, 4445 Calgary Trail, Edmonton, AB, on November 19, 2010 at 2:00 PM Mountain Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors	☐	☐
To set the number of Directors at six.

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. John Coulter	☐	☐	02. Kenneth Powell	☐	☐	03. Philip Carrozza	☐	☐

04. Joseph Francese	☐	☐	05. Harold Elke	☐	☐	06. Michael Gossland	☐	☐

	For	Withhold
3. Appointment of Auditors	☐	☐
Appointment of Collins Barrow as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

	For	Against
4. Stock Option Plan	☐	☐
To approve, with or without modification, the ordinary resolution amending the stock option plan of the company.

	For	Against
5. Stock Option Plan Special Amendment 1	☐	☐
To approve by disinterested shareholders, the special resolution amending the stock option plan of the company to add Clause (d)(i) under Section 3, Granting of Options, allowing the total percentage grantable to all Insiders at any time to exceed 10% but not to exceed 12%.

	For	Against
6. Stock Option Plan Special Amendment 2	☐	☐
To approve by disinterested shareholders, the special resolution amending the stock option plan of the company to add Clause (d)(ii) under Granting of Options, allowing the total percentage grantable to all Insiders in a 12 month period to exceed 10% but not to exceed 12%.

	For	Against
7. Stock Option Plan Special Amendment 3	☐	☐
To approve by disinterested shareholders, the special resolution amending the stock option plan of the company to add Clause (d)(iii) under Granting of Options, allowing the total percentage grantable to one Optionee in a 12 month period to exceed 5% but not to exceed 6%.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

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